NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 14, 2009, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

The removal of Cameron International
Corporation Rights to Purchase One
One-hundredth of a Share of Series B
Junior Participating Preferred Stock
is being effected because the Exchange
knows or is reliably informed that on
August 31, 2009 all rights pertaining
to the entire class of this security were extinguished.

The security was suspended by the
Exchange on September 1, 2009.